Exhibit 12
Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,

	2005	2004		2003	2002	2001

Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(62)	$7		$(263)	$(375)	$(745)
Plus: Fixed charges	569	607		644	543	577

Earnings available to cover fixed charges	$507	$614		$381	$168	$(168)

Fixed charges (a):
Interest, including amortization of deferred financing costs (b)	$512	$553		$595	$513	$556
Interest portion of rental payment	57	54		49	30	21

Total fixed charges	$569	$607		$644	$543	$577

Ratio of earnings to fixed charges (c)	-	1.01	x	-	-	-

(a)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,

	2005	2004	2003	2002	2001

Related to the debt under vehicle programs	$313	$263	$270	$213	$189
All other	199	290	325	300	367

	$512	$553	$595	$513	$556

(b)	Does not include interest expense from discontinued operations of $163 million, $371 million, $268 million, $227 million and $157 million for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

(c)	Earnings were not sufficient to cover fixed charges in 2005, 2003, 2002 and 2001.
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